FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336-01

For the month of February 2010.

NIPPONKOA Insurance Company, Limited

(Translation of registrant’s name into English)

7-3, Kasumigaseki 3-chome

Chiyoda-ku, Tokyo 100-8965

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

[Translation in English]

News Release

1.	Summary of financial statements for the first three quarters of the fiscal year ending March 31, 2010

2.	Quarterly Securities Report for the Three Months Ended December 31, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPONKOA Insurance Company, Limited

Date: February 17, 2010

	By:	/S/ TAKASHI MIWA
Takashi Miwa
General Manager of General Affairs Dept.

UNOFFICIAL TRANSLATION

The official press release document is in Japanese.

NIPPONKOA Insurance Co., Ltd.

Summary of financial statements for the first three quarters of the fiscal year ending March 31, 2010

February 12, 2010

Name of listed company:		NIPPONKOA Insurance Co., Ltd.		Stock exchanges:	Tokyo, Osaka and Nagoya

Code number:	8754		URL	http://www.nipponkoa.co.jp/

Representative:	(Title)	President & CEO	(Name)	Makoto Hyodo

Contact:	(Title)	Acct. Group Leader, Acct. Dept.	(Name)	Kazuhisa Tamura	Tel	+81-(03)3593-5127

Scheduled submission date of Quarterly financial report:			February 12, 2010

Scheduled starting date of payment of dividends:			—

(Amounts indicated are truncated and percentages indicated are rounded to the nearest number)

1. Consolidated financial results for the first three quarters of the fiscal year ending March 31, 2010

(1) Consolidated results of operations		(Percentage figures indicated are year-on-year changes of the first three quarters of fiscal years)

	Operating income		Ordinary profit		Net income
	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)	(%)
First three quarters of the fiscal year ending March 31, 2010	672,458	(6.7)	23,446	114.9	13,939	(29.6)
First three quarters of the fiscal year ended March 31, 2009	720,852	—	10,912	—	19,798	—

	Basic net income per share	Diluted net income per share
	(Yen)	(Yen)
First three quarters of the fiscal year ending March 31, 2010	18.52	18.49
First three quarters of the fiscal year ended March 31, 2009	26.05	26.02

(2) Consolidated financial positions

	Total assets	Total net assets	Equity ratio	Net assets per share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
As of December 31, 2009	3,047,301	411,797	13.5	546.10
As of March 31, 2009	3,089,523	345,467	11.2	458.09

(Reference) Equity capital

As of December 31, 2009	410,861 million yen

As of March 31, 2009	344,674 million yen

2. Dividends

	Dividend per share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	(Yen)	(Yen)	(Yen)	(Yen)	(Yen)
As of March 31, 2009	—	—	—	8.00	8.00
As of March 31, 2010	—	—	—	—	—

As of March 31, 2010 (Forecasts)	—	—	—	8.00	8.00

(Note) Changes in the forecasts during the 3rd quarter: N/A

3. Forecasts of consolidated results of operations (from April 1, 2009 to March 31, 2010)

(Percentage figures indicated are year-on-year changes of fiscal years)

	Operating income		Ordinary profit		Net income		Net income per share
	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Yen)
Fiscal year ending March 31, 2010	890,000	(6.2)	24,000	—	13,000	30.4	17.27

(Note) Changes in the forecasts during the 3rd quarter: N/A

4. Others

(1)	Changes in significant subsidiaries during the period (Changes in specified subsidiaries accompanying in changes in the scope of consolidation): N/A

(2)	Adoption of simplified accounting methods or accounting methods that are specific to the quarterly Consolidated Financial Statements: N/A

(3)	Changes in accounting policies, procedures and presentations applied to Consolidated Financial Statements

(a)	Changes to reflect amendments of accounting standards and related matters: N/A

(b)	Changes other than (a): N/A

(4)	Number of shares issued (common stock)

(a)	Total number of the shares issued (treasury stock included)

As of December 31, 2009	816,743,118 shares
As of March 31, 2009	816,743,118 shares

(b)	Number of treasury stock held

As of December 31, 2009	64,398,932 shares
As of March 31, 2009	64,339,041 shares

(c)	Average number of shares outstanding

First three quarters of the fiscal year ending March 31, 2010	752,501,702 shares
First three quarters of the fiscal year ended March 31, 2009	759,759,181 shares

Cautionary Statement:

This publication contains estimates, projections, targets, and other figures and statements related to the plans and future performance of NIPPONKOA Insurance Co., Ltd. and its subsidiaries (hereinafter Nipponkoa). These estimates, projections, etc., are not historical facts. Rather, they are forward-looking figures and statements based on Nipponkoa’s assumptions and beliefs in light of the information currently available to it. Nipponkoa cautions you that a number of factors could cause actual performance results to differ materially from those contained in this publication. See “3. Forecasts of consolidated results of operations” in [Qualitative information and financial statements] for details.

[Qualitative information and financial statements]

1. Qualitative information concerning the consolidated results of operations

In the first three quarters of the current fiscal year, the Japanese economy remained in a severe situation of worsened income, because of stagnant capital investment and high unemployment rate even though export and production levels slightly improved and economic policy pushed up consumer spending in some part.

Under such conditions, the result of operations of Nipponkoa in the first three quarters of the current fiscal year is as follows.

633.6 billion yen of underwriting income, 38.2 billion yen of investment income and 0.5 billion yen of other operating income resulted in operating income of 672.4 billion yen, which was a decrease of 48.3 billion yen compared to the first three quarters of the previous fiscal year.

In contrast, 534.0 billion yen of underwriting expenses, 9.7 billion yen of investment expenses, 104.5 billion yen of operating and administrative expenses and 0.6 billion yen of the other operating expenses resulted in operating expenses of 649.0 billion yen, which was a decrease of 60.9 billion yen compared to the first three quarters of the previous fiscal year.

As a result, Nipponkoa recorded an ordinary profit of 23.4 billion yen, which was an increase of 12.5 billion yen compared to the first three quarters of the previous fiscal year. Addition of special gains and losses to the ordinary profit and deduction of total income taxes and minority interests from the ordinary profit resulted in net income of 13.9 billion yen, which was a decrease of 5.8 billion yen compared to the first three quarters of the previous fiscal year.

In the business of non-life insurance, net premiums written was 489.5 billion yen, which was a decrease of 16.7 billion yen compared to the first three quarters of the previous fiscal year, and net losses paid was 305.0 billion yen, which was an increase of 1.1 billion yen compared to the first three quarters of the previous fiscal year. In a voluntary automobile insurance, a major line of business, net premiums written was decreased by 3.4 billion yen to 248.3 billion yen and net losses paid was increased by 2.8 billion yen to 155.5 billion yen compared to the first three quarters of the previous fiscal year.

In contrast, in the business of life insurance, net premiums were 48.0 billion yen, which was an increase of 0.6 billion yen compared to the first three quarters of the previous fiscal year. Life insurance losses and other payments were 8.9 billion yen, which was an increase of 0.7 billion yen compared to the first three quarters of the previous fiscal year.

2. Qualitative information concerning the consolidated financial positions

The total assets amounted to 3,047.3 billion yen, which was a decrease of 42.2 billion yen as compared to the previous fiscal year-end, as a result of a decrease of Payable under securities lending transactions, as a major factor, while the Total valuation and translation adjustments on the available-for-sale securities increased due to a rise of stock prices and other factors.

3. Forecasts of consolidated results of operations (from April 1, 2009 to March 31, 2010)

There was no change in the forecasts of consolidated results of operations since last announced on November 19, 2009.

4. Others

(1)	Changes in significant subsidiaries during the period (Changes in specified subsidiaries accompanying in changes in the scope of consolidation): N/A

(2)	Adoption of simplified accounting methods or accounting methods that are specific to the quarterly Consolidated Financial Statements: N/A

(3)	Changes in accounting policies, procedures and presentations applied to Consolidated Financial Statements: N/A

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

		(Millions of Yen)

	As of December 31, 2009	As of March 31, 2009
Assets
Cash and bank deposits	91,828	113,074
Call loans	28,528	16,043
Receivables under resale agreements	16,996	29,996
Receivables under securities borrowing transactions	24,403	32,127
Monetary receivables bought	6,631	41,300
Money in trust	77,095	74,843
Investments in securities	2,177,044	2,134,547
Loans	243,697	242,215
Tangible fixed assets	131,671	129,928
Intangible fixed assets	1,183	1,146
Other assets	176,947	167,746
Deferred tax assets	73,688	108,748
Reserve for doubtful accounts	(2,413)	(2,195)

Total assets	3,047,301	3,089,523

Liabilities
Underwriting fund	2,508,722	2,557,377
Outstanding claims	286,995	290,239
Underwriting reserves	2,221,726	2,267,137
Other liabilities	96,378	155,289
Reserve for retirement benefits	23,807	22,007
Reserve for bonuses	1,517	6,127
Reserve for bonuses to directors	—	11
Statutory reserves	5,045	3,060
Reserve for price fluctuations	5,045	3,060
Deferred tax liabilities	33	37
Negative goodwill	—	146

Total liabilities	2,635,504	2,744,056

Net assets
Shareholders’ equity
Common stock	91,249	91,249
Capital surplus	46,702	46,702
Retained earnings	177,739	169,993
Treasury stock	(58,089)	(58,122)

Total shareholders’ equity	257,601	249,822

Valuation and translation adjustments
Net unrealized gains on available-for-sale securities	156,844	97,349
Net deferred gains (losses) on hedge accounting	2,294	3,700
Foreign currency translation adjustment	(5,879)	(6,198)

Total valuation and translation adjustments	153,259	94,851

Subscription rights to shares	594	458
Minority interests	342	334

Total net assets	411,797	345,467

Total liabilities and net assets	3,047,301	3,089,523

(2) Consolidated Statements of Income

	(Millions of Yen)

	First three quarters of the fiscal year ended March 31, 2009	First three quarters of the fiscal year ending March 31, 2010
Operating income	720,852	672,458
Underwriting income	670,437	633,608
Net premiums written	506,273	489,564
Deposit premiums from policyholders	43,230	29,725
Investment income on deposit premiums	19,186	17,292
Life insurance premiums	47,372	48,005
Reversal of outstanding claims	1,765	3,378
Reversal of underwriting reserves	51,677	44,617
Investment income	48,928	38,271
Interest and dividends	47,872	41,670
Investment income from money in trust	690	2,230
Gain on sale of securities	19,276	8,279
Transfer of investment income on deposit premiums	(19,186)	(17,292)
Other operating income	1,486	578
Operating expenses	709,940	649,011
Underwriting expenses	564,039	534,062
Net losses paid	303,888	305,086
Loss adjustment expenses	26,601	26,843
Commissions and brokerage expenses	88,777	86,594
Maturity refunds to policyholders	134,430	105,924
Life insurance losses and other payments	8,173	8,943
Investment expenses	39,158	9,769
Investment loss from money in trust	3,879	196
Loss on sales of securities	7,203	2,834
Revaluation loss on securities	21,514	2,856
Operating and administrative expenses	105,942	104,536
Other operating expenses	799	642
Interest paid	164	69

Ordinary profit	10,912	23,446

Special gains	16,095	398
Reversal of statutory reserves	15,912	—
Reversal of reserve for price fluctuations	15,912	—
Other	183	398
Special losses	323	4,795
Provision for statutory reserves	—	1,985
Provision for reserve for price fluctuations	—	1,985
Other	323	2,810

Income before income taxes and minority interests	26,684	19,049

Income taxes	3,572	917
Deferred tax adjustment	3,284	4,173

Total income taxes		5,090

Minority interests	28	18

Net income	19,798	13,939

(3) Consolidated Statements of Cash Flows

		(Millions of Yen)

	First three quarters of the fiscal year ended March 31, 2009	First three quarters of the fiscal year ending March 31, 2010
Cash flows from operating activities:
Income (loss) before income taxes and minority interests	26,684	19,049
Depreciation	5,193	5,247
Impairment losses	134	68
Amortization of goodwill	(219)	(146)
Increase (decrease) in reserve for outstanding claims	(1,796)	(3,383)
Increase (decrease) in underwriting reserves	(52,483)	(45,432)
Increase (decrease) in reserve for doubtful accounts	(357)	213
Increase (decrease) in reserve for retirement benefits	(20,975)	1,799
Increase (decrease) in reserve for bonuses	(4,619)	(4,609)
Increase (decrease) in reserve for bonuses to directors	(8)	(11)
Increase (decrease) in reserve for price fluctuations	(15,912)	1,985
Interest and dividend income	(47,872)	(41,670)
Net loss (gain) on investments in securities	12,181	(4,127)
Interest charges	164	69
Net loss (gain) on foreign exchange	1,156	82
Net loss (gain) on sales of tangible fixed assets	5	(66)
Net loss (gain) on loans	37	—
Net loss (gain) on money in trust	3,785	(1,492)
Decrease (increase) in other current assets (excludes investing and financing activities)	(1,356)	(5,917)
Increase (decrease) in other current liabilities (excludes investing and financing activities)	(541)	(6,092)
Other, net	7,196	(10,936)

Sub-total	(89,603)	(95,369)

Interest and dividend received	48,400	40,792
Interest paid	(133)	(140)
Income taxes paid	(7,971)	(6,008)

Net cash provided by (used in) operating activities (a)	(49,308)	(60,726)

		(Millions of Yen)

	First three quarters of the fiscal year ended March 31, 2009	First three quarters of the fiscal year ending March 31, 2010
Cash flows from investing activities:
Net decrease (increase) in short-term investments	(1,934)	1,505
Purchases of monetary receivables bought	(990)	—
Proceeds from sales or maturity of monetary receivables bought	6,362	3,628
Increase in money in trust	(13,400)	(17,000)
Decrease in money in trust	12,040	17,002
Purchases of investments in securities	(579,415)	(202,128)
Proceeds from sales or maturity of investments in securities	618,362	257,744
Loans made	(60,840)	(41,532)
Collection of loans	42,835	40,049
Increase (decrease) in cash received under securities lending transactions	55,234	(33,705)

Sub-total (b)	78,253	25,564

(a)+(b)	28,944	(35,161)

Acquisition of tangible fixed assets	(2,930)	(7,511)
Proceeds from sales of tangible fixed assets	496	606
Acquisition of shares in a subsidiary that accompany changes in the scope of consolidation	—	(20)
Other, net	(48)	(53)

Net cash provided by (used in) investing activities	75,771	18,585

Cash flows from financing activities:
Treasury stock acquired	(6,766)	(123)
Sales of treasury stock	88	89
Dividends paid	(5,716)	(6,019)
Dividends paid to minority interests	(12)	(8)
Other, net	(262)	(8)

Net cash provided by (used in) financing activities	(12,670)	(6,069)

Effect of exchange rate changes on cash and cash equivalents	(1,274)	18

Net increase (decrease) in cash and cash equivalents	12,517	(48,192)

Cash and cash equivalents at beginning of year	140,825	168,525

Cash and cash equivalents at the end of the 3rd quarter	153,342	120,333

(4) Note related to the premise of a going concern

N/A

(5) Segment Information

[Information by types of business segment]

First three quarters of the fiscal year ended March 31, 2009

				(Millions of Yen)

	Non-life insurance	Life insurance	Total	Elimination	Consolidated
Operating income
(1) Transactions with external customers	699,085	55,089	754,174	33,322	720,852
(2) Intercompany transactions	677	17	694	694	—

Total	699,762	55,106	754,869	34,016	720,852

Ordinary profit	10,810	101	10,912	—	10,912

(Notes)

1.	The segments are classified by the actual business operations of Nipponkoa.
2.	Major business of each segment is as follows:

(1)	Non-life insurance: Non-life insurance operation and related investment activities.
(2)	Life insurance: Life insurance operation and related investment activities.

3.	Amounts in elimination in transactions with external customers mainly include transfer of underwriting reserves in life insurance operation.

First three quarters of the fiscal year ending March 31, 2010

				(Millions of Yen)

	Non-life insurance	Life insurance	Total	Elimination	Consolidated
Operating income
(1) Transactions with external customers	648,960	55,533	704,494	32,035	672,458
(2) Intercompany transactions	660	17	678	678	—

Total	649,620	55,551	705,172	32,713	672,458

Ordinary profit	22,522	924	23,446	—	23,446

(Notes)

1.	The segments are classified by the actual business operations of Nipponkoa.
2.	Major business of each segment is as follows:

(1)	Non-life insurance: Non-life insurance operation and related investment activities.
(2)	Life insurance: Life insurance operation and related investment activities.

3.	Amounts in elimination in transactions with external customers mainly include transfer of underwriting reserves in life insurance operation.

[Information related to geographical segments]

First three quarters of the fiscal year ended March 31, 2009:

Information related to geographical segments is not described because domestic sales constitute more than 90% of the aggregate amount of operating income of all segments.

First three quarters of the fiscal year ending March 31, 2010:

Same as the above.

[Overseas sales]

First three quarters of the fiscal year ended March 31, 2009:

Information related to overseas sales is not described because overseas operating income constitutes less than 10% of consolidated operating income.

First three quarters of the fiscal year ending March 31, 2010:

Same as the above.

(6) Note for significant changes in shareholders’ equity

N/A

6. Referential information

(1) Consolidated Statements of Gains and Losses

			(Millions of Yen)

	First three quarters of the fiscal year ended March 31, 2009	First three quarters of the fiscal year ending March 31, 2010	Difference	Year-on-year rate
				(%)
Ordinary profit or loss
Underwriting income	670,437	633,608	(36,828)	(5.5)
Net premiums written	506,273	489,564	(16,708)	(3.3)
Deposit premiums from policyholders	43,230	29,725	(13,505)	(31.2)
Life insurance premiums	47,372	48,005	633	1.3
Underwriting expenses	564,039	534,062	(29,976)	(5.3)
Net losses paid	303,888	305,086	1,197	0.4
Loss adjustment expenses	26,601	26,843	241	0.9
Commissions and brokerage expenses	88,777	86,594	(2,183)	(2.5)
Maturity refunds to policyholders	134,430	105,924	(28,505)	(21.2)
Life insurance losses and other payments	8,173	8,943	769	9.4

Investment income	48,928	38,271	(10,656)	(21.8)
Interest and dividends	47,872	41,670	(6,202)	(13.0)
Gain on sale of securities	19,276	8,279	(10,996)	(57.0)
Investment expenses	39,158	9,769	(29,388)	(75.1)
Loss on sales of securities	7,203	2,834	(4,369)	(60.6)
Revaluation loss on securities	21,514	2,856	(18,658)	(86.7)

Operating and administrative expenses	105,942	104,536	(1,406)	(1.3)

Other operating income and expenses	687	(64)	(751)	(109.3)

Ordinary profit	10,912	23,446	12,534	114.9

Special gains and losses
Special gains	16,095	398	(15,697)	(97.5)
Special losses	323	4,795	4,472	1,382.9

Special gains and losses	15,772	(4,397)	(20,169)	(127.9)

Income before income taxes and minority interests	26,684	19,049	(7,635)	(28.6)
Income taxes	3,572	917	(2,655)	(74.3)
Deferred tax adjustment	3,284	4,173	889	27.1
Total income taxes	6,857	5,090	(1,766)	(25.8)
Minority interests	28	18	(10)	(35.7)
Net income	19,798	13,939	(5,858)	(29.6)

(2) Premiums written and losses paid by line of business (Consolidated)

i. Direct premiums written (excludes deposit premiums)

Line of business	First three quarters of the fiscal year ended March 31, 2009			First three quarters of the fiscal year ending March 31, 2010
	Amounts	Composition	Year-on-year rate	Amounts	Composition	Year-on-year rate
	(Millions of Yen)	(%)	(%)	(Millions of Yen)	(%)	(%)
Fire and allied lines	92,215	17.2	(0.8)	93,981	18.1	1.9
Marine	16,357	3.1	(9.6)	12,041	2.3	(26.4)
Personal accident	41,227	7.7	(6.0)	39,051	7.5	(5.3)
Voluntary automobile	252,202	47.1	(1.3)	248,749	48.0	(1.4)
Compulsory automobile liability	64,289	12.0	(20.4)	57,851	11.2	(10.0)
Other	69,052	12.9	(0.3)	66,922	12.9	(3.1)

All lines	535,345	100.0	(4.5)	518,599	100.0	(3.1)

ii. Net premiums written

Line of business	First three quarters of the fiscal year ended March 31, 2009			First three quarters of the fiscal year ending March 31, 2010
	Amounts	Composition	Year-on-year rate	Amounts	Composition	Year-on-year rate
	(Millions of Yen)	(%)	(%)	(Millions of Yen)	(%)	(%)
Fire and allied lines	70,798	14.0	(1.0)	72,329	14.8	2.2
Marine	14,497	2.9	(8.7)	10,841	2.2	(25.2)
Personal accident	41,519	8.2	(6.5)	39,547	8.1	(4.7)
Voluntary automobile	251,804	49.7	(1.4)	248,364	50.7	(1.4)
Compulsory automobile liability	63,229	12.5	(18.6)	55,654	11.4	(12.0)
Other	64,422	12.7	(1.9)	62,827	12.8	(2.5)

All lines	506,273	100.0	(4.6)	489,564	100.0	(3.3)

iii. Net losses paid

Line of business	First three quarters of the fiscal year ended March 31, 2009			First three quarters of the fiscal year ending March 31, 2010
	Amounts	Composition	Year-on-year rate	Amounts	Composition	Year-on-year rate
	(Millions of Yen)	(%)	(%)	(Millions of Yen)	(%)	(%)
Fire and allied lines	29,623	9.7	(13.3)	32,523	10.7	9.8
Marine	5,265	1.7	(17.0)	6,602	2.2	25.4
Personal accident	24,490	8.1	7.1	23,218	7.6	(5.2)
Voluntary automobile	152,676	50.2	(2.6)	155,559	51.0	1.9
Compulsory automobile liability	56,112	18.5	(1.1)	54,093	17.7	(3.6)
Other	35,721	11.8	(4.5)	33,089	10.8	(7.4)

All lines	303,888	100.0	(3.3)	305,086	100.0	0.4

(Note) The information above indicates the figures before eliminating transactions by segment.

(3) Investments in securities (Consolidated)

i. Held-to-maturity bonds with fair value

	(Millions of Yen)

	As of December 31, 2009
	Value shown on Balance Sheets	Fair value	Difference
Bonds	275,915	277,000	1,084
Foreign securities	—	—	—

Total	275,915	277,000	1,084

ii. Bonds earmarked for underwriting reserves with fair value

	(Millions of Yen)

	As of December 31, 2009
	Value shown on Balance Sheets	Fair value	Difference
Bonds	7,837	7,951	113
Foreign securities	—	—	—

Total	7,837	7,951	113

iii. Other securities (available-for-sale) with fair value

	(Millions of Yen)

	As of December 31, 2009
	Cost	Value shown on Balance Sheets	Difference
Bonds	861,634	880,478	18,843
Stocks	321,353	565,299	243,945
Foreign securities	373,614	355,739	(17,875)
Other	12,082	12,585	503

Total	1,568,684	1,814,102	245,417

(Notes)

As of December 31, 2009

1.	Nipponkoa recognized 2,801 million yen of impairments on other securities with fair value. Nipponkoa recognized impairment on securities whose fair value is determinable as of the balance sheet date if the fair value declined by 30% or more from carrying value.
2.	Trust beneficiary rights on loan receivables purchased, classified as monetary receivables bought on the Consolidated Balance Sheets, are included in Other.

(4) Money in trust (Consolidated)

i. Held-to-maturity money in trust

N/A

ii. Money in trust other than those held for trading purposes or those held to maturity

			(Millions of Yen)

	As of December 31, 2009
	Cost	Value shown on Balance Sheets	Difference
Money in trust	20,000	20,058	58

(Note)

As of December 31, 2009

Other than the above, money in trust held in joint accounts in the amount of 882 million yen are carried at their original cost on the Consolidated Balance Sheets as of December 31, 2009.

(5) Derivative financial instruments (Consolidated)

			(Millions of Yen)

	As of December 31, 2009
	Contract amount	Fair value	Unrealized gains or losses
Interest rate-related instruments
Interest rate swap	15,000	109	109
Others
Credit derivatives
Short	7,000	(50)	(50)

Total	—	—	58

(Note) Derivative trading that has hedge accounting applied is exempt from disclosure.

(6) Statements of Gains and Losses (Non-consolidated)

			(Millions of Yen)

	First three quarters of the fiscal year ended March 31, 2009	First three quarters of the fiscal year ending March 31, 2010	Difference	Year-on-year rate
				(%)
Direct premiums written (includes deposit premiums)	567,517	537,297	(30,219)	(5.3)
Direct premiums written	524,286	507,572	(16,714)	(3.2)

Ordinary profit or loss
Underwriting income	648,490	608,294	(40,196)	(6.2)
Net premiums written	497,880	480,629	(17,250)	(3.5)
Deposit premiums from policyholders	43,230	29,725	(13,505)	(31.2)
Reversal of outstanding claims	2,261	2,986	724	32.0
Reversal of underwriting reserves	85,922	77,408	(8,514)	(9.9)
Underwriting expenses	546,063	514,789	(31,274)	(5.7)
Net losses paid	299,607	300,424	816	0.3
Loss adjustment expenses	25,997	26,440	443	1.7
Commissions and brokerage expenses	84,249	81,706	(2,542)	(3.0)
Maturity refunds to policyholders	134,430	105,924	(28,505)	(21.2)

Investment income	41,834	31,660	(10,173)	(24.3)
Interest and dividends	42,326	35,617	(6,708)	(15.8)
Gain on sale of securities	18,236	8,205	(10,030)	(55.0)
Income for derivative financial instruments	—	3,167	3,167	—
Investment expenses	41,171	9,864	(31,306)	(76.0)
Loss on sales of securities	7,197	2,831	(4,366)	(60.7)
Revaluation loss on securities	21,474	2,846	(18,628)	(86.7)
Expense for derivative financial instruments	4,420	—	(4,420)	(100.0)
Provision for reserve for investment loss	2,063	119	(1,944)	(94.2)

Operating and administrative expenses	93,837	93,518	(319)	(0.3)
Operating and administrative expenses on underwriting	89,290	88,878	(411)	(0.5)

Other operating income and expenses	1,171	441	(730)	(62.3)

Ordinary profit	10,424	22,223	11,799	113.2
Underwriting profit	12,561	3,123	(9,437)	(75.1)

Special gains and losses
Special gains	16,152	398	(15,754)	(97.5)
Special losses	309	4,721	4,411	1,424.6

Special gains and losses	15,843	(4,322)	(20,165)	(127.3)

Income before income taxes and minority interests	26,267	17,900	(8,366)	(31.9)
Income taxes	2,617	377	(2,239)	(85.6)
Deferred tax adjustment	4,136	4,288	152	3.7
Total income taxes	6,754	4,666	(2,087)	(30.9)
Net income	19,512	13,234	(6,278)	(32.2)

Ratios
Loss ratio	65.4%	68.0%	2.6%
Expense ratio	34.9%	35.5%	0.6%

(Notes)

(1)	Underwriting profit = Underwriting income – (Underwriting expenses + Operating and administrative expenses on underwriting) ± Other income and expenses.
Other income and expenses include income taxes on Compulsory automobile liability insurance.
(2)	Loss ratio = (Net losses paid + Loss adjustment expenses) / Net premiums written x 100
(3)	Expense ratio = (Net commissions and brokerage expenses + Operating and administrative expenses on underwriting) / Net premiums written x 100

(7) Premiums written and losses paid by line of business (Non-consolidated)

i. Direct premiums written (excludes deposit premiums)

Line of business	First three quarters of the fiscal year ended March 31, 2009			First three quarters of the fiscal year ending March 31, 2010
	Amounts	Composition	Year-on-year rate	Amounts	Composition	Year-on-year rate
	(Millions of Yen)	(%)	(%)	(Millions of Yen)	(%)	(%)
Fire and allied lines	90,761	17.3	(0.7)	92,746	18.3	2.2
Marine	14,084	2.7	(8.4)	10,394	2.0	(26.2)
Personal accident	41,131	7.8	(6.0)	38,965	7.7	(5.3)
Voluntary automobile	245,722	46.9	(1.7)	241,312	47.5	(1.8)
Compulsory automobile liability	64,289	12.3	(20.4)	57,851	11.4	(10.0)
Other	68,297	13.0	(0.3)	66,301	13.1	(2.9)

All lines	524,286	100.0	(4.6)	507,572	100.0	(3.2)

ii. Net premiums written

Line of business	First three quarters of the fiscal year ended March 31, 2009			First three quarters of the fiscal year ending March 31, 2010
	Amounts	Composition	Year-on-year rate	Amounts	Composition	Year-on-year rate
	(Millions of Yen)	(%)	(%)	(Millions of Yen)	(%)	(%)
Fire and allied lines	70,555	14.2	(1.2)	72,065	15.0	2.1
Marine	13,221	2.7	(8.3)	9,975	2.1	(24.6)
Personal accident	41,457	8.3	(6.6)	39,490	8.2	(4.7)
Voluntary automobile	245,392	49.2	(1.8)	240,997	50.1	(1.8)
Compulsory automobile liability	63,104	12.7	(18.6)	55,530	11.6	(12.0)
Other	64,148	12.9	(2.0)	62,569	13.0	(2.5)

All lines	497,880	100.0	(4.8)	480,629	100.0	(3.5)

iii. Net losses paid

Line of business	First three quarters of the fiscal year ended March 31, 2009			First three quarters of the fiscal year ending March 31, 2010
	Amounts	Year-on-year rate	Loss ratio	Amounts	Year-on-year rate	Loss ratio
	(Millions of Yen)	(%)	(%)	(Millions of Yen)	(%)	(%)
Fire and allied lines	29,681	(12.7)	45.6	32,511	9.5	48.9
Marine	4,886	(16.2)	38.1	6,172	26.3	64.2
Personal accident	24,462	7.2	64.4	23,184	(5.2)	64.2
Voluntary automobile	149,027	(2.9)	66.5	151,652	1.8	69.0
Compulsory automobile liability	55,984	(1.1)	93.7	53,956	(3.6)	102.7
Other	35,564	(4.5)	61.4	32,947	(7.4)	58.4

All lines	299,607	(3.3)	65.4	300,424	0.3	68.0

(Note) Loss adjustment expenses are included in Net losses paid to calculate Loss ratio.

(Reference) Solvency margin ratio (Non-consolidated)

	(Millions of Yen)

	As of December 31, 2009	As of March 31, 2009
(A) Total amount of solvency margin	840,473	737,341
Capital or foundation funds etc.	255,853	242,517
Reserve for price fluctuations	4,504	2,581
Contingency reserve	13	13
Catastrophe reserve	279,429	278,051
Reserve for doubtful accounts (general)	308	79
Unrealized gain or loss on available-for-sale securities (before tax effect deduction)	210,604	131,328
Unrealized gain or loss on Land	20,301	21,105
Excess refund reserve	—	—
Subordinated debts	—	—
Deduction items	13,453	13,573
Other items	82,912	75,238
(B) Total amount of risks
	217,228	207,144
Ordinary insurance risks(R1)	41,498	41,627
Third-sector insurance risks(R2)	1	1
Assumed interest rate risks(R3)	3,196	3,234
Asset management risks(R4)	82,261	76,827
Business management risks(R5)	4,885	4,678
Major catastrophe risks(R6)	117,340	112,227
(C) Solvency margin ratio
[(A) /{(B) x 1/2}] x 100	773.8%	711.9%

(Notes) The amounts and figures indicated above are calculated in accordance with Articles 86 and 87 of the Enforcement Regulations of the Insurance Business Law and with Ministry of Finance Notification No.50 of 1996.

However, calculation of Major catastrophe risks for the third quarter-end is partly simplified by using figures calculated at the previous quarter-end.

<Solvency margin ratio>

•

While non-life insurance companies accumulate policy reserves to prepare for the payment of insurance for actual losses incurred and maturity refund of savings-type insurance policies etc., sufficient solvency should be maintained in the event the company is exposed to an extraordinary risk that cannot be predicted because of the occurrence of a major disaster, a widespread decline in prices with regard to assets which the non-life insurance companies own, etc.

•

Solvency margin ratio ((C) in the above table) is an index calculated under the Insurance Business Law etc. that indicates the ratio of the “solvency margin of a non-life insurance company by means of its capital, reserves, etc.” ((A) in the above table) to “risks which will exceed usual estimates” ((B) in above table).

•	The “risks that exceed usual estimates” is the total of each of the following risk types.

i. Underwriting Risk (Ordinary Insurance Risks, Third-sector Insurance Risks):

Risks of the payment of insurance claims in excess of usual estimates. (excluding major catastrophe risk)

ii. Risk of assumed interest rate (Assumed Interest Risks):

Risks that may arise as a result of an actual return on investment that is lower than the assumed interest rate at the time the insurance premium is calculated.

iii. Asset Management Risks:

Risks of retained securities and other assets fluctuating in prices in excess of usual estimates, etc.

iv. Business Management Risks:

Risks other than i. through iii. above and v. that may arise in the business operations in excess of usual estimates.

v. Major Catastrophe Risks:

Risks of the occurrence of major catastrophes as a result of major disasters (such as the Great Kanto earthquake, the Ise Bay Typhoon or equivalent) in excess of usual estimates.

•

The “solvency margin of a non-life insurance company by means of its capital, reserves, etc.” (Total amount of solvency margin) is the amount of a non-life insurance company’s net assets, reserves (such as reserve for price fluctuations, catastrophe reserve and others), unrealized gain or loss on land etc.

•

The solvency margin ratio is one of the indices that regulatory authorities use to determine the soundness of an insurance company. It is generally held that insurance company is “adequate in terms of solvency to meet insurance payments” if the ratio is 200% or more.

(Reference)

Investments on securitized paper and on subprime loan equivalents (As of December 31, 2009)

Investment conditions of NIPPONKOA Insurance Co., Ltd. (hereinafter “the Company”) on securitized paper, as of December 31, 2009, are as follows.

In addition, consolidated subsidiaries do not hold any of these investments.

1. CDO (Collateralized Debt Obligation)

	(Billions of Yen)

	As of December 31, 2009			(Reference) As of March 31, 2009
	Fair value	Unrealized gains or losses	Impairment losses	Fair value	Unrealized gains or losses	Impairment losses
CDO	9.7	0.4	—	8.2	(0.2)	(6.5)
Rated	6.7	—	—	6.4	(0.2)	(3.6)
Non-rated	2.9	0.4	—	1.8	—	(2.9)

(Notes)

(1)	The Company recognized impairment on securities whose fair value is determinable as of the balance sheet date if the fair value declined by 30% or more from carrying value. Also applied to the table below.
(2)	Categorizations of the rated CDO are 13% of AAA, 14% of AA, 62% of A, and 11% of BBB.
(3)	All collaterals for CDO are assets supported by corporate.
(4)	Categorizations of the CDO by regions are domestic with 79% and foreign with 21%.
(5)	The ratios of categorizations of the rated CDO and categorizations of the CDO by regions are calculated by using fair value.
(6)	Values in impairment losses are disposed as Revaluation loss on securities or as Expense for derivative financial instruments.
(7)	Other than the figures in the table above, related to CDO, the Company recorded 4.0 billion yen of Income for derivative financial instruments.

2. CMBS (Commercial Mortgage-Backed Security)

	(Billions of Yen)

	As of December 31, 2009			(Reference) As of March 31, 2009
	Fair value	Unrealized gains or losses	Impairment losses	Fair value	Unrealized gains or losses	Impairment losses
CMBS	10.1	(0.3)	(0.1)	13.1	(0.4)	—
Domestic	10.1	(0.3)	(0.1)	13.1	(0.4)	—
Foreign	—	—	—	—	—	—

(Note)

Values in impairment losses are disposed as Revaluation loss on securities or as other investment expenses.

3. CDS (Credit Default Swap)

The Company does not hold CDS that is referred to securitized paper, such as CDO. The Company holds CDS that is referred to a single credit of a firm. (7.0 billion yen of short commitment notional value, -0.0 billion yen of fair value, -0.0 billion yen of valuation loss)

4. Other equivalent investments

The Company does not hold any of SPEs, leveraged finance, financial assurance, receivables and securitized paper guaranteed by Monoline insurer, or other subprime Alt-A exposure.

5. Subprime loan equivalent investment of the above four investments

The Company does not hold subprime loan equivalent investments.

[Terms of each securitized papers]

•

CDO: Collateralized Debt Obligation. A securitized security, which was supported as an asset, by asset pool of number of debt securities and loans. Also, non-rated CDO held by the Company are indicated as equity of CLO (Collateralized Loan Obligation. A securitized security, which was supported as an asset, by number of loans).

•	CMBS: Commercial Mortgage-Backed Security. An instrument that securitized loans of commercial real estate.

•	CDS: Credit Default Swap. A swap contract involving transaction of credit, which refers to a firm or securitized papers.

•	SPEs: Special Purpose Entities. A general term of special purpose entities that are specialized in investment of securitized papers such as SIV (Structured Investment Vehicle)

•	Monoline insurer: An insurer specialized in financial assurance (assurance of debt securities and securitized papers).

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NIPPONKOA Insurance Group (“Nipponkoa”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Nipponkoa in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of Nipponkoa to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Nipponkoa in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Annual Securities Reports and Quarterly Securities Reports.

(1)	State of the Japanese economy

(2)	Intensified competition in the non-life insurance industry

(3)	Downgrading of financial rating

(4)	Risk accompanying changes in relevant laws, regulations, accounting systems, etc.

(5)	Natural disasters

(6)	Risk of damages in excesses of normal predictions for insurance underwriting

(7)	Reinsurance risk

(8)	Overseas operations

(9)	Life insurance and other businesses

(10)	Risk of stock price volatility

(11)	Interest rate risk

(12)	Liquidity risk

(13)	Credit risk

(14)	Risk associated with exchange rate fluctuations

(15)	Retirement benefit liabilities

(16)	Legal risk

(17)	Major disaster risk

(18)	Leaks of customer-related data

(19)	Business integration-related risk factors

(20)	Other risks

[English Summary]

Quarterly Securities Report for the Three Months Ended December 31, 2010

Part 1: Corporate Information

Section 1: Information on the company

1.	Trends in major business indexes

2.	Business overview

3.	Subsidiaries and affiliates

4.	Employees

Section 2: Business Conditions

1.	Insurance operation

2.	Business risks

3.	Significant contracts on management

4.	Financial positions, results of operations, and cash flows

Section 3: Information on the facilities

Section 4: Information of the reporting company

1.	Information on shares

2.	Changes in stock prices

3.	Directors

Section 5: Status of accounting

1.	Consolidated Financial Statements

2.	Others

Part 2: Information on party(ies) providing guaranty to the Reporting Company

Part 1: Corporate Information

Section 1: Information on the company

1. Trends in major business indexes

(Omitted.)

2. Business overview

(Omitted.)

3. Subsidiaries and affiliates

(Omitted.)

4. Employees

(Omitted.)

Section 2: Business Conditions

1. Insurance operation

(Omitted.)

2. Business risks

During the three months ended December 31, 2009 (fiscal third quarter), there arose no new material business risks for the consolidated group. Material changes (shown below) were made to the information on business risks that appeared in the Annual Business Report for the fiscal year ended March 31, 2009.

Statements about the future below speak as of the submission date (February 12, 2010) of the Company’s Quarterly Business Report for the fiscal third quarter.

(19) Business Integration Risk

The Company and Sompo Japan Insurance Inc. (Sompo Japan) entered into an agreement to establish a joint holding company via a share exchange and integrate their businesses. On October 30, 2009, both companies’ Boards of Directors passed resolutions approving the Share Exchange Plan and the Business Integration Agreement (“Final Agreement”), and subsequently entered into the Final Agreement.

Sompo Japan received the shareholders’ approval for the Share Exchange Plan at an extraordinary shareholder meeting held on December 22, 2009. The Company received shareholders’ approval for the Share Exchange Plan at an extraordinary shareholder meeting held on December 30, 2009. Subject to regulatory approval(s), the business integration is scheduled to be effected on April 1, 2010.

Both companies are currently preparing for the business integration. The business integration may involve risks including the following risks, which may materially and adversely affect the Company’s business operations, operating performance, and financial condition.

•	The risk that any or all necessary regulatory approval or permission cannot be obtained at all or in a timely manner.

•	The risk that the details of the business integration set forth in the Final Agreement are changed for any reason.

•	The risk that the business integration does not proceed as planned due to factors such as financial market turmoil and deterioration in global economic conditions.

•	The risk that the expected synergies of the business integration are not achieved.

[Additional information arose that is relevant to “(20) Other Risks” in the section on business risks in the Annual Business Report for the fiscal year ended March 31, 2009.] [Note to NK: Please consider deleting this bracketed sentence unless it is required by Japanese law. This may make it seem as if NK owes a duty to update past its disclosure.] The Company received a business improvement order from the Financial Services Agency dated October 23, 2009, due to the revelations of instances of delayed claims payments resulting from inadequate and improper handling of claims.

3. Significant contracts on management

(Omitted.)

4. Financial positions, results of operations, and cash flows

(Omitted.)

Section 3: Information on the facilities

(Omitted.)

Section 4: Information of the reporting company

1. Information on shares

(Omitted.)

2. Changes in stock prices

(Omitted.)

3. Directors

(Omitted.)

Section 5. Status of accounting

i. Basis of presenting Consolidated Financial Statements

NIPPONKOA Insurance Co., Ltd. and its subsidiaries (hereinafter Nipponkoa) prepared Quarterly Consolidated Financial Statements compliant with Regulation for Terminology, Forms and Preparation of Quarterly Consolidated Financial Statements (Cabinet Office Ordinance No. 64, 2007, hereinafter “Regulation of Quarterly Consolidated Financial Statements”) and Ordinance for Enforcement of Insurance Business Law (the Ministry of Finance Ordinance No. 5, 1996). Compliance with Ordinance for Enforcement of Insurance Business Law is pursuant to Article 61 and Article 82 of Regulation of Quarterly Consolidated Financial Statements.

Also, Nipponkoa prepared Quarterly Consolidated Financial Statements for the first three quarters of the fiscal year ended March 31, 2009 compliant with Regulations of Quarterly Consolidated Financial Statements and Ordinance for Enforcement of Insurance Business Law, both before a revision, and prepared Quarterly Consolidated Financial Statements for the 3rd quarter of the year ending March 31, 2010 and for the first three quarters of the fiscal year ending March 31, 2010 compliant with Regulations of Quarterly Consolidated Financial Statements and Ordinance for Enforcement of Insurance Business Law, both after the revision.

ii. Information about income

Since Nipponkoa is classified as a specified business company, a company defined under Article 17-15(2) of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc., information about income for the 3rd quarter of the fiscal years are indicated in 2. Others.

iii. Report of independent auditors

Under Article 193-2(1) of the Financial Instruments and Exchange Act, Consolidated Financial Statements for the 3rd quarter of the fiscal year ending March 31, 2010 and Consolidated Financial Statements for the first three quarters of the fiscal year ended March 31, 2009 and ending March 31, 2010 were reviewed by PricewaterhouseCoopers Aarata as independent auditors.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Millions of Yen)

	As of December 31, 2009		As of March 31, 2009
Assets
Cash and bank deposits		91,828		113,074
Call loans		28,528		16,043
Receivables under resale agreements		16,996		29,996
Receivables under securities borrowing transactions		24,403		32,127
Monetary receivables bought		6,631		41,300
Money in trust		77,095		74,843
Investments in securities		2,177,044		2,134,547
Loans		243,697		242,215
Tangible fixed assets	*1	131,671	*1	129,928
Intangible fixed assets		1,183		1,146
Other assets		176,947		167,746
Deferred tax assets		73,688		108,748
Reserve for doubtful accounts		(2,413)		(2,195)

Total assets		3,047,301		3,089,523

Liabilities
Underwriting fund		2,508,722		2,557,377
Outstanding claims		286,995		290,239
Underwriting reserves		2,221,726		2,267,137
Other liabilities		96,378		155,289
Reserve for retirement benefits		23,807		22,007
Reserve for bonuses		1,517		6,127
Reserve for bonuses to directors		—		11
Statutory reserves		5,045		3,060
Reserve for price fluctuations		5,045		3,060
Deferred tax liabilities		33		37
Negative goodwill		—		146

Total liabilities		2,635,504		2,744,056

Net assets
Shareholders’ equity
Common stock		91,249		91,249
Capital surplus		46,702		46,702
Retained earnings		177,739		169,993
Treasury stock		(58,089)		(58,122)

Total shareholders’ equity		257,601		249,822

Valuation and translation adjustments
Net unrealized gains on available-for-sale securities		156,844		97,349
Net deferred gains (losses) on hedge accounting		2,294		3,700
Foreign currency translation adjustment		(5,879)		(6,198)

Total valuation and translation adjustments		153,259		94,851

Subscription rights to shares		594		458
Minority interests		342		334

Total net assets		411,797		345,467

Total liabilities and net assets		3,047,301		3,089,523

(2) Consolidated Statements of Income

	(Millions of Yen)

	First three quarters of the fiscal year ended March 31, 2009		First three quarters of the fiscal year ending March 31, 2010
Operating income		720,852		672,458
Underwriting income		670,437		633,608
Net premiums written		506,273		489,564
Deposit premiums from policyholders		43,230		29,725
Investment income on deposit premiums		19,186		17,292
Life insurance premiums		47,372		48,005
Reversal of outstanding claims		1,765		3,378
Reversal of underwriting reserves		51,677		44,617
Investment income		48,928		38,271
Interest and dividends		47,872		41,670
Investment income from money in trust		690		2,230
Gain on sale of securities		19,276		8,279
Transfer of investment income on deposit premiums		(19,186)		(17,292)
Other operating income		1,486		578
Operating expenses		709,940		649,011
Underwriting expenses		564,039		534,062
Net losses paid		303,888		305,086
Loss adjustment expenses	*1	26,601	*1	26,843
Commissions and brokerage expenses	*1	88,777	*1	86,594
Maturity refunds to policyholders		134,430		105,924
Life insurance losses and other payments		8,173		8,943
Investment expenses		39,158		9,769
Investment loss from money in trust		3,879		196
Loss on sales of securities		7,203		2,834
Revaluation loss on securities		21,514		2,856
Operating and administrative expenses	*1	105,942	*1	104,536
Other operating expenses		799		642
Interest paid		164		69

Ordinary profit		10,912		23,446

Special gains		16,095		398
Reversal of statutory reserves		15,912		—
Reversal of reserve for price fluctuations		15,912		—
Other		183	*2	398
Special losses		323		4,795
Provision for statutory reserves		—		1,985
Provision for reserve for price fluctuations		—		1,985
Other	*3	323	*3	2,810

Income before income taxes and minority interests		26,684		19,049

Income taxes		3,572		917
Deferred tax adjustment		3,284		4,173

Total income taxes				5,090

Minority interests		28		18

Net income		19,798		13,939

(3) Consolidated Statements of Cash Flows

		(Millions of Yen)

	First three quarters of the fiscal year ended March 31, 2009	First three quarters of the fiscal year ending March 31, 2010
Cash flows from operating activities:
Income (loss) before income taxes and minority interests	26,684	19,049
Depreciation	5,193	5,247
Impairment losses	134	68
Amortization of goodwill	(219)	(146)
Increase (decrease) in reserve for outstanding claims	(1,796)	(3,383)
Increase (decrease) in underwriting reserves	(52,483)	(45,432)
Increase (decrease) in reserve for doubtful accounts	(357)	213
Increase (decrease) in reserve for retirement benefits	(20,975)	1,799
Increase (decrease) in reserve for bonuses	(4,619)	(4,609)
Increase (decrease) in reserve for bonuses to directors	(8)	(11)
Increase (decrease) in reserve for price fluctuations	(15,912)	1,985
Interest and dividend income	(47,872)	(41,670)
Net loss (gain) on investments in securities	12,181	(4,127)
Interest charges	164	69
Net loss (gain) on foreign exchange	1,156	82
Net loss (gain) on sales of tangible fixed assets	5	(66)
Net loss (gain) on loans	37	—
Net loss (gain) on money in trust	3,785	(1,492)
Decrease (increase) in other current assets (excludes investing and financing activities)	(1,356)	(5,917)
Increase (decrease) in other current liabilities (excludes investing and financing activities)	(541)	(6,092)
Other, net	7,196	(10,936)

Sub-total	(89,603)	(95,369)

Interest and dividend received	48,400	40,792
Interest paid	(133)	(140)
Income taxes paid	(7,971)	(6,008)

Net cash provided by (used in) operating activities (a)	(49,308)	(60,726)

				(Millions of Yen)

		First three quarters of the fiscal year ended March 31, 2009		First three quarters of the fiscal year ending March 31, 2010
Cash flows from investing activities:
Net decrease (increase) in short-term investments		(1,934)		1,505
Purchases of monetary receivables bought		(990)		—
Proceeds from sales or maturity of monetary receivables bought		6,362		3,628
Increase in money in trust		(13,400)		(17,000)
Decrease in money in trust		12,040		17,002
Purchases of investments in securities		(579,415)		(202,128)
Proceeds from sales or maturity of investments in securities		618,362		257,744
Loans made		(60,840)		(41,532)
Collection of loans		42,835		40,049
Increase (decrease) in cash received under securities lending transactions		55,234		(33,705)

Sub-total (b)		78,253		25,564

(a)+(b)		28,944		(35,161)

Acquisition of tangible fixed assets		(2,930)		(7,511)
Proceeds from sales of tangible fixed assets		496		606
Acquisition of shares in a subsidiary that accompany changes in the scope of consolidation		—		(20)
Other, net		(48)		(53)

Net cash provided by (used in) investing activities		75,771		18,585

Cash flows from financing activities:
Treasury stock acquired		(6,766)		(123)
Sales of treasury stock		88		89
Dividends paid		(5,716)		(6,019)
Dividends paid to minority interests		(12)		(8)
Other, net		(262)		(8)

Net cash provided by (used in) financing activities		(12,670)		(6,069)

Effect of exchange rate changes on cash and cash equivalents		(1,274)		18

Net increase (decrease) in cash and cash equivalents		12,517		(48,192)

Cash and cash equivalents at beginning of year		140,825		168,525

Cash and cash equivalents at the end of the 3rd quarter	*1	153,342	*1	120,333

[Changes in preparation of Consolidated Financial Statements]

First three quarters of the fiscal year ending March 31, 2010
Information on changes in the scope of consolidation		(1) Changes in the scope of consolidation Establishment of NIPPONKOA Insurance Company (China) Limited changed the scope of consolidation from the 2nd quarter of the current fiscal year.
(2) Number of consolidated subsidiaries after the change: 7
[Notes]

<Items on the Consolidated Balance Sheets>

As of December 31, 2009		As of March 31, 2009
*1. Accumulated depreciation of tangible fixed assets was 142,419 million yen.		*1. Accumulated depreciation of tangible fixed assets was 139,037 million yen.

<Items on the Consolidated Statements of Income>

First three quarters of the fiscal year ended March 31, 2009		First three quarters of the fiscal year ending March 31, 2010
*1. Details of business expenses are as follows:		*1. Details of business expenses are as follows:
(Millions of Yen)		(Millions of Yen)

Commissions and brokerage expenses	90,373	Commissions and brokerage expenses	87,956
Salary	55,019	Salary	55,073
Business expenses are the sum of Loss adjustment expenses, Operating and administrative expenses and Commissions and brokerage expenses in Consolidated Statements of Income.		Business expenses are the sum of Loss adjustment expenses, Operating and administrative expenses and Commissions and brokerage expenses in Consolidated Statements of Income.
*2. Other of Special gains is a gain on sales of fixed assets.
*3. 189 million yen of loss on sales of fixed assets and 134 million yen of impairment losses are included in Other of Special losses.		*3. 2,407 million yen of cost on business integration is included in Other of Special losses.

<Items on the Consolidated Statements of Cash Flows>

First three quarters of the fiscal year ended March 31, 2009		First three quarters of the fiscal year ending March 31, 2010
*1. Cash and cash equivalents as of December 31, 2008 consist of the following:		*1. Cash and cash equivalents as of December 31, 2009 consist of the following:

(Millions of Yen)		(Millions of Yen)

Cash and bank deposits	91,024	Cash and bank deposits	91,828
Call loans	31,208	Call loans	28,528
Receivables under resale agreements	48,980	Receivables under resale agreements	16,996
Monetary receivables bought	17,356	Monetary receivables bought	6,631
Investments in securities	2,254,859	Investments in securities	2,177,044
Bank deposits with original maturity longer than 3 months	(24,869)	Bank deposits with original maturity longer than 3 months	(22,219)
Monetary receivables bought other than cash equivalents	(12,357)	Monetary receivables bought other than cash equivalents	(6,631)
Securities other than cash equivalents	(2,252,859)	Securities other than cash equivalents	(2,171,844)
Cash and cash equivalents	153,342	Cash and cash equivalents	120,333
*2. Cash flows of asset management related to insurance operations are included in cash flows from investing activities.		*2. Same as the left.

<Summary of shareholders’ equity>

Shareholders’ equity as of December 31, 2009 and the first three quarters of the fiscal year ending March 31, 2010

1.	Type and total number of shares issued by Nipponkoa

Common stock: 816,743 thousand shares

2.	Type and total number of treasury stock

Common stock: 64,398 thousand shares

3.	Outstanding balance of subscription rights to shares as of December 31, 2009

Subscription rights to shares as stock options: 594 million yen

(Filing company (parent company) 594 million yen)

4.	Items related to dividends

Paid amount of dividends

Resolutions	Type of shares	Aggregate amount of dividends	Dividend per share	Record date	Effective date	Source of dividends
Ordinary general meeting of shareholders (June 25, 2009)	Common stock	6,019 million yen	8 yen	March 31, 2009	June 26, 2009	Retained earnings

<Segment Information>

[Information by types of business segment]

First three quarters of the fiscal year ended March 31, 2009

	(Millions of Yen)

	Non-life insurance	Life insurance	Total	Elimination	Consolidated
Operating income
(1) Transactions with external customers	699,085	55,089	754,174	33,322	720,852
(2) Intercompany transactions	677	17	694	694	—

Total	699,762	55,106	754,869	34,016	720,852

Ordinary profit	10,810	101	10,912	—	10,912

(Notes)

1.	The segments are classified by the actual business operations of Nipponkoa.
2.	Major business of each segment is as follows:

(1)	Non-life insurance: Non-life insurance operation and related investment activities.
(2)	Life insurance: Life insurance operation and related investment activities.

3.	Amounts in elimination in transactions with external customers mainly include transfer of underwriting reserves in life insurance operation.

First three quarters of the fiscal year ending March 31, 2010

	(Millions of Yen)

	Non-life insurance	Life insurance	Total	Elimination	Consolidated
Operating income
(1) Transactions with external customers	648,960	55,533	704,494	32,035	672,458
(2) Intercompany transactions	660	17	678	678	—

Total	649,620	55,551	705,172	32,713	672,458

Ordinary profit	22,522	924	23,446	—	23,446

(Notes)

1.	The segments are classified by the actual business operations of Nipponkoa.
2.	Major business of each segment is as follows:

(1)	Non-life insurance: Non-life insurance operation and related investment activities.
(2)	Life insurance: Life insurance operation and related investment activities.

3.	Amounts in elimination in transactions with external customers mainly include transfer of underwriting reserves in life insurance operation.

[Information related to geographical segments]

First three quarters of the fiscal year ended March 31, 2009:

Information related to geographical segments is not described because domestic sales constitute more than 90% of the aggregate amount of operating income of all segments.

First three quarters of the fiscal year ending March 31, 2010:

Same as the above.

[Overseas sales]

First three quarters of the fiscal year ended March 31, 2009:

Information related to overseas sales is not described because overseas operating income constitutes less than 10% of consolidated operating income.

First three quarters of the fiscal year ending March 31, 2010:

Same as the above.

<Investments in securities>

1. Held-to-maturity bonds with fair value

		(Millions of Yen)

	As of December 31, 2009
	Value shown on Balance Sheets	Fair value	Difference
Bonds	275,915	277,000	1,084
Foreign securities	—	—	—

Total	275,915	277,000	1,084

2. Bonds earmarked for underwriting reserves with fair value

		(Millions of Yen)

	As of December 31, 2009
	Value shown on Balance Sheets	Fair value	Difference
Bonds	7,837	7,951	113
Foreign securities	—	—	—

Total	7,837	7,951	113

3. Other securities (available-for-sale) with fair value

		(Millions of Yen)

	As of December 31, 2009
	Cost	Value shown on Balance Sheets	Difference
Bonds	861,634	880,478	18,843
Stocks	321,353	565,299	243,945
Foreign securities	373,614	355,739	(17,875)
Other	12,082	12,585	503

Total	1,568,684	1,814,102	245,417

(Notes)

As of December 31, 2009

1.	Nipponkoa recognized 2,801 million yen of impairments on other securities with fair value. Nipponkoa recognized impairment on securities whose fair value is determinable as of the balance sheet date if the fair value declined by 30% or more from carrying value.
2.	Trust beneficiary rights on loan receivables purchased, classified as monetary receivables bought on the Consolidated Balance Sheets, are included in Other.

<Money in trust>

1. Held-to-maturity money in trust

N/A

2. Money in trust other than those held for trading purposes or those held to maturity

	(Millions of Yen)

	As of December 31, 2009
	Cost	Value shown on Balance Sheets	Difference
Money in trust	20,000	20,058	58

(Note)

As of December 31, 2009

Other than the above, money in trust held in joint accounts in the amount of 882 million yen are carried at their original cost on the Consolidated Balance Sheets as of December 31, 2009.

<Derivative financial instruments>

	(Millions of Yen)

	As of December 31, 2009
	Contract amount	Fair value	Unrealized gains or losses
Interest rate-related instruments
Interest rate swap	15,000	109	109
Others
Credit derivatives
Short	7,000	(50)	(50)

Total	—	—	58

(Note) Derivative trading that has hedge accounting applied is exempt from disclosure.

<Stock options>

The 3rd quarter of the fiscal year ending March 31, 2010

1. Recorded amount and account on stock options for the 3rd quarter of the fiscal year ending March 31, 2010

Operating and administrative expenses: 217 million yen

2. Contents of stock options granted during the 3rd quarter of the fiscal year ending March 31, 2010

	October 2009 issue subscription rights to shares (Stock compensation-type stock option)
Title and number of recipients	Directors	6
	Executive officers	19

Number of stock options by types of shares (shares) (Note)	Common stock	408,000

Date of issue	October 7, 2009

Conditions to grant a right of stock options	The right was granted on the date of issue

Length of services required	N/A
Exercise period	From: October 8, 2009
	To: October 7, 2029
	Exercise period: From October 8, 2009 to October 7, 2029 (exercisable within 10 days after retirement).

Exercise price (Yen)	1

Fair value of per share as of the date of issue (Yen)	533

(Note) An amount is indicated by converting to number of shares.

<Per share information>

1. Net assets per share

As of December 31, 2009		As of March 31, 2009
Net assets per share	546.10 yen	Net assets per share	458.09 yen

(Note) Computational elements are as follows:

	As of December 31, 2009	As of March 31, 2009
Total net assets (Millions of Yen)	411,797	345,467
Deduction from total net assets (Millions of Yen)	936	793
Of which, subscription rights to shares (Millions of Yen)	594	458
Of which, minority interests (Millions of Yen)	342	334
Net assets at 3rd quarter-end attributable to common stock (Millions of Yen)	410,861	344,674
Number of shares of common stock at 3rd quarter-end used for calculation of net assets per share (Thousands of shares)	752,344	752,404

2. Net income per share

First three quarters of the fiscal year ended March 31, 2009		First three quarters of the fiscal year ending March 31, 2010
Basic net income per share	26.05 yen	Basic net income per share	18.52 yen
Diluted net income per share	26.02 yen	Diluted net income per share	18.49 yen

(Note) Computational elements are as follows:

	First three quarters of the fiscal year ended March 31, 2009	First three quarters of the fiscal year ending March 31, 2010
(1) Basic net income per share
Net income (Millions of Yen)	19,798	13,939
Net income not attributable to common shareholders (Millions of Yen)	—	—
Net income attributable to common stock (Millions of Yen)	19,798	13,939
Average number of shares of outstanding common stock (Thousands of shares)	759,759	752,501
(2) Diluted net income per share
Net income adjustments (Millions of Yen)	—	—
Increase in number of shares of common stock (Thousands of shares)	1,002	1,214

A brief summary regarding potential shares that were excluded from the calculation of diluted net income per share because they had no dilution effect and that changed significantly from the previous fiscal year-end

	N/A	N/A

<Subsequent events>

3rd quarter of the fiscal year ending March 31, 2010	Fiscal year ended March 31, 2009
N/A	N/A

2. Others

(1) Consolidated Statements of Income for the 3rd quarter of the fiscal years

Since Nipponkoa is classified as a specified business company, a company defined under Article 17-15(2) of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc., the Consolidated Statements of Income for the 3rd quarter of the fiscal years are not reviewed by independent auditors.

	(Millions of Yen)

	3rd quarter of the fiscal year ended March 31, 2009	3rd quarter of the fiscal year ending March 31, 2010
Operating income	249,242	227,877
Underwriting income	231,815	213,489
Net premiums written	161,385	163,798
Deposit premiums from policyholders	5,641	11,945
Investment income on deposit premiums	6,114	5,712
Life insurance premiums	15,178	16,813
Reversal of outstanding claims	1,765	(7,456)
Reversal of underwriting reserves	41,489	22,160
Investment income	17,131	14,238
Interest and dividends	15,309	15,026
Investment income from money in trust	231	1,117
Gain on sale of securities	7,688	1,577
Transfer of investment income on deposit premiums	(6,114)	(5,712)
Other operating income	295	149
Operating expenses	258,669	236,263
Underwriting expenses	195,922	196,989
Net losses paid	103,421	108,004
Loss adjustment expenses	8,949	9,002
Commissions and brokerage expenses	28,883	29,311
Maturity refunds to policyholders	52,030	47,421
Life insurance losses and other payments	2,708	3,063
Provision for outstanding claims	(1,513)	—
Investment expenses	26,982	4,421
Investment loss from money in trust	3,159	(6)
Loss on sales of securities	4,340	1,337
Revaluation loss on securities	15,061	2,476
Operating and administrative expenses	35,468	34,901
Other operating expenses	295	(48)
Interest paid	79	19

Ordinary profit (loss)	(9,427)	(8,386)

Special gains	15,988	229
Reversal of statutory reserves	15,912	—
Reversal of reserve for price fluctuations	15,912	—
Other	76	229
Special losses	(1,282)	933
Provision for statutory reserves	(1,379)	650
Provision for reserve for price fluctuations	(1,379)	650
Other	96	282

Income (loss) before income taxes and minority interests	7,844	(9,089)

Income taxes	(3,952)	(5,969)
Deferred tax adjustment	4,823	1,823

Total income taxes		(4,146)

Minority interests	11	5

Net income (loss)	6,962	(4,948)

(Note) The amounts indicated above were calculated by subtracting amounts in the Consolidated Statements of Income for the first half of the fiscal years from the amounts in the Consolidated Statements of Income for the first three quarter of the fiscal years.

<Segment Information>

[Information by types of business segment]

3rd quarter of the fiscal year ended March 31, 2009

	(Millions of Yen)

	Non-life insurance	Life insurance	Total	Elimination	Consolidated
Operating income
(1) Transactions with external customers	242,076	17,795	259,872	10,629	249,242
(2) Intercompany transactions	229	5	235	235	—

Total	242,306	17,801	260,107	10,865	249,242

Ordinary profit (loss)	(9,458)	31	(9,427)	—	(9,427)

3rd quarter of the fiscal year ending March 31, 2010

	(Millions of Yen)

	Non-life insurance	Life insurance	Total	Elimination	Consolidated
Operating income
(1) Transactions with external customers	219,733	19,495	239,228	11,351	227,877
(2) Intercompany transactions	220	5	226	226	—

Total	219,953	19,501	239,455	11,578	227,877

Ordinary profit (loss)	(8,945)	559	(8,386)	—	(8,386)

[Information related to geographical segments]

3rd quarter of the fiscal year ended March 31, 2009:

Information related to geographical segments is not described because domestic sales constitute more than 90% of the aggregate amount of operating income of all segments.

3rd quarter of the fiscal year ending March 31, 2010:

Same as the above.

[Overseas sales]

3rd quarter of the fiscal year ended March 31, 2009:

Information related to overseas sales is not described because overseas operating income constitutes less than 10% of consolidated operating income.

3rd quarter of the fiscal year ending March 31, 2010:

Same as the above.

<Per share information>

3rd quarter of the fiscal year ended March 31, 2009		3rd quarter of the fiscal year ending March 31, 2010
Basic net income per share	9.22 yen	Basic net loss per share	6.57 yen

Diluted net income per share	9.21 yen	Potential shares exist but an amount of Diluted net income per share is not indicated, because the amount recorded is net loss per share.

(Note) Computational elements are as follows:

	3rd quarter of the fiscal year ended March 31, 2009	3rd quarter of the fiscal year ending March 31, 2010
(1) Basic net income (loss) per share
Net income (loss) (Millions of Yen)	6,962	(4,948)
Net income not attributable to common shareholders (Millions of Yen)	—	—
Net income (loss) attributable to common stock (Millions of Yen)	6,962	(4,948)
Average number of shares of outstanding common stock (Thousands of shares)	754,718	752,498
(2) Diluted net income per share
Net income adjustments (Millions of Yen)	—	—
Increase in number of shares of common stock (Thousands of shares)	946	—

A brief summary regarding potential shares that were excluded from the calculation of diluted net income per share because they had no dilution effect and that changed significantly from the previous fiscal year-end

	N/A	N/A

(2) Other

N/A

Part 2: Information on party(ies) providing guaranty to the Reporting Company

(Omitted.)

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NIPPONKOA Insurance Group (“Nipponkoa”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Nipponkoa in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of Nipponkoa to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Nipponkoa in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Annual Securities Reports and Quarterly Securities Reports.

(1)	State of the Japanese economy

(2)	Intensified competition in the non-life insurance industry

(3)	Downgrading of financial rating

(4)	Risk accompanying changes in relevant laws, regulations, accounting systems, etc.

(5)	Natural disasters

(6)	Risk of damages in excesses of normal predictions for insurance underwriting

(7)	Reinsurance risk

(8)	Overseas operations

(9)	Life insurance and other businesses

(10)	Risk of stock price volatility

(11)	Interest rate risk

(12)	Liquidity risk

(13)	Credit risk

(14)	Risk associated with exchange rate fluctuations

(15)	Retirement benefit liabilities

(16)	Legal risk

(17)	Major disaster risk

(18)	Leaks of customer-related data

(19)	Business integration-related risk factors

(20)	Other risks